________________________________________________________________

________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

________________________________________________________________

________________________________________________________________

Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software Announces Fall Webinar Series To Promote Best Practices In Business Integration and Application Development

Series Launch to Take Place on September 16th in Conjunction with ebizQ

Irvine, California (September 3, 2003) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today the launch of its Fall Webinar Series aimed at educating business and IT professionals about business process management (BPM) and integration, and application development. The Webinar series is free of charge for qualified professionals.

Further information and registration for the Fall Series is available at the Magic Software website - www.magicsoftware.com/home/webinars.

The first Webinar in the series “Best Practices for Managing Complexity” will be presented in conjunction with ebizQ on September 16th. Participants will be presented with best practices for managing complexity of data, application, and business process integration. They will learn how complexity effects integration requirements and the risks associated with increased complexity.

"Magic Software is excited to produce and host Webinar events and other key online services to educate IT and business professionals", said David Leichner, vice president of Worldwide Marketing at Magic Software. "Many professionals do not have the time to attend traditional seminars and need the ability to educate themselves online from their office or home. Our program has been designed to meet the needs of these busy professionals. We plan to deliver key online seminars and significantly expand our online educational tools.”

Participants in the Webinar series will receive information on how to realize increased return on their investments, as well as means to modernize and integrate existing systems in a cost-efficient manner.

A list of upcoming topics includes:

*

Rapid Business Process Development

*

Business of Process Integration

*

Future Proofing the Enterprise for Business Change

*

XML, Components and Application Development

*

Building Business Integration Components

*

Service Oriented Development of Applications

*

Rapid Development of Web Services

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 3 September, 2003